PRIORITY VENTURES LTD.
710 Back Road, Courtenay, B.C., Canada V9N 3X2
Tel: (250) 897-0484 Fax: (250) 897-0483
nswift@priority-pvs.com
www.priority-pvs.com

02042735

SUPPL

S.E.C. FILE NO. 82 - 873

Date: July 4, 2002

Securities and Exchange Commission
450 - 5th Street, N.W.
Washington, D.C. 220549

Dear Sirs:

Pursuant to Rule 12g3-2 (b) (1) (iii), promulgated under the Securities Exchange Act of 1934, we are submitting news releases 02-16 through 02-21.

Please acknowledge receipt by stamping the enclosed photocopy of this letter and returning it to us in the enclosed, self-addressed envelope.

Yours truly,

PRIORITY VENTURES LTD.

Neil Swift

Neil R. Swift
President

/hj
Encls.

dlw 7/22

Priority Ventures Ltd.
News Release
April 25, 2002
Release 02-16
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 – 873

Vancouver Island Coalbed Methane Project Summary

The drill rig was released from Priority's wellsite Saturday April 20th. The well has been suspended with a retrievable packer in the casing. The packer seals the gas below the steel casing and allows easy access for completion. The data obtained from drill core, wireline logging, drill stem tests and flow testing is presently being compiled for use in project planning. Several gas and core samples have been sent to Calgary for analysis and interpretation. Baker Hughes Oil Field Services performed drill stem tests on three different zones. The tests included 11 coal seams. The results obtained indicate very little water in the coal. More importantly the test results indicate additional zones of interest that had been suspected but are now proven. In light of the results obtained, Priority will modify its approach to the project in the following respects:

1. The land acquisition strategy will incorporate an enhanced model that will focus Priority's attention to certain suspected geological trends;
2. The drill equipment to be used will be modified to accommodate drilling, testing and completion work in a timely and cost effective manner;
3. The original pilot project had intended to drill four wells total and then tie them in for production. Priority intends to determine the feasibility of a single well tie-in. Moreover, the original four well pilot project may be changed to a ten well project. This broader approach would benefit from the use of different drill methods and equipment. The choice of drill targets, assembly of the most appropriate equipment and raising of the required capital will prolong the time required before commencement of additional drilling.

Recently the Ministry of Energy and Mines announced its intention to modify the existing oil and gas permitting system. Presently applications must be filed individually for wells, pipelines and facilities of the same project regardless of the fact that they may be practically identical. The new system would recognize this duplication and allow for applications on a project basis where appropriate. Changes would benefit projects such as coalbed methane where multiple wells, collection, lines and facilities will be required.

The saving in both time and money from the upcoming regulatory changes will certainly enhance the planned coalbed methane development in British Columbia.

Priority will continue to provide updates on drill results as the information is compiled and interpreted. The disclosure will not; however, provide details that may detract from Priority's present competitive advantage. It is important to keep in perspective the fact that Priority and its shareholders have spent considerable capital, time and effort in obtaining this data.

On behalf of the Board of Directors,

"Neil Swift"

NEIL SWIFT
President

Priority Ventures Ltd.
News Release
April 26, 2002
Release 02-17
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 – 873

News Release

The private placement announced January 24, 2002 has closed. Priority raised $1,103,100 through the sale of 1,470,800 flow-through units at a price of $0.75/unit; a unit consisting of one flow-through share and one share purchase warrant entitling the holder to purchase an additional flow-through share at a price of $1.05/share. The shares have a hold period of four months from today's date. The warrants are exercisable for a period of six months from today's date. The funds are to be used for the drilling of up to four coalbed gas wells on Vancouver Island.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

"Neil Swift"

NEIL SWIFT
President

Priority Ventures Ltd.
News Release
May 17, 2002
Release 02-18
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 – 873

Honorable A. Brian Peckford Joins Priority's Board of Directors

Priority Ventures Ltd. is pleased to announce the Honorable A. Brian Peckford P.C., LLD (honoris causa) will be joining the Board of Directors.

Mr. Peckford was Premier of Newfoundland between 1979-1989. Prior to becoming Premier he held the post of Minister of Mines and Energy (1976-1979). Mr. Peckford oversaw the development of Canada's East Coast oil and gas industry and was responsible for establishing the framework within which projects such as the Hibernia Oil Project could advance. Newfoundland's economy is one of the most robust in the country attributable almost entirely to its Energy Sector.

Mr. Peckford presently resides on Vancouver Island and is the Chairperson of the Pacific Offshore Energy Group (POEG). This group is a registered non-profit society and its members are businesses and professional people with relevant experience and knowledge on energy issues. The Society's primary function is to ensure that the people and businesses of Vancouver Island derive maximum benefit from potential offshore energy development.

Mr. Peckford's proven leadership and experience in the development of new oil and gas Basins will have significant benefits to Priority in the coming years. Over the next few months Priority will be further enhancing its team to meet the challenges rapid growth will impose.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

"Neil Swift"

NEIL SWIFT
President

Priority Ventures Ltd.
News Release
June 5, 2002
Release 02-19
TSX Venture Exchange : PVS

S. E .C. FILE NO. 82 – 873

Change in Board of Directors

Priority Ventures Ltd. announces Mr. Gordon F.R. Swift has resigned from the Board of Directors. The Company would like to thank Gordon for his many contributions over the last 21 years. Mr. Swift will remain involved with the company in an advisory role. Taking his place on the Board of Directors will be his son, G. Wayne Swift. Mr. Swift brings with him over 22 years of business experience in the manufacturing sector, including management of heavy equipment operations.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

"Neil Swift"

NEIL SWIFT
President

Priority Ventures Ltd.
News Release
June 27, 2002
Release 02-20
TSX Venture Exchange : PVS

S. E .C. FILE NO. 82 – 873

Coalbed Gas Project Update

Priority's Comox c-42-I/92-F-11 coalbed gas well on Vancouver Island is presently suspended pending tie-in. The well was suspended after rig release on April 20, 2002. Since that time the data collected has been analyzed and interpreted however some reservoir deliverability studies remain incomplete. Additional core samples are now being sent to the lab in Calgary for measuring reservoir characteristics. It is expected that various completion methods will be utilized on the c-42-I/92-F-11 well to determine the most effective approach. This work will most likely be carried out concurrently with the multi-well drill program expected to commence later this year. Service companies required for drilling, wireline logging, completion, and tie-in of the wells are being narrowed down. The industry interest in our project has given rise to some intriguing proposals both in the form of joint ventures and alliances. The capital required to drill later this year will be raised via a combination of equity capital, joint venture and strategic alliances with service companies.

Fifteen drill locations have been chosen as development targets. Ten of them will be ranked on the basis of geological prospectivity, site access, and environmental constraints. We have recently opened an informational leasing office in downtown Courtenay. Initial feedback from our first hundred visitors has been very encouraging.

Suquash Coal Basin Northern Vancouver Island

We hold over 5000 acres of Crown coal rights near Port McNeil on northern Vancouver Island. The Suquash coal basin was the site of Vancouver Island's first coal mine and opened in the 1840's. B.C. Hydro's 1970 drilling project at Suquash confirmed a mineable deposit of 45 million tons. The coal has a relatively high ash content; however, minemouth power generation could be considered in light of local power requirements. B.C. Hydro has a gas turbine electrical generating facility approximately 5 km from Suquash. Very few drill holes reached basement at Suquash, leaving most of the target area open to depth and south easterly. Archival exploration records have made mention of additional thick coals at greater depths. These deeper coals would lie at ideal depths for coalbed methane development. Priority will carry out some preliminary mapping and sampling work this summer. A three hole drill program will then be planned and permitted, for the coming winter. We will probably farm-out or joint venture the Suquash play.

The Suquash Basin is located near the south end of the Queen Charlotte Basin, which has an estimated potential of 9.8 billion barrels of oil and 26 trillion cubic feet of gas.

Atlee Buffalo (7.5% W.I.)

The Atlee Buffalo property located near Medicine Hat, Alberta comprises 3 sections of land. The property has 15 producing horizontal heavy oil wells. The project has over the last three years had four different Operators. Potential development targets exist within the pool; however, plans for drilling those targets have not yet been proposed by the Operator.

Northeast British Columbia Gas Play

The Siphon project 15 km northeast of Fort St. John consists of 5,120 acres of land and one suspended gas well. The 1-12-86-16W6M gas well has been granted a pipeline permit and the route has been surveyed. The estimated cost of pipeline construction, relatively small reserve base and volatile gas prices have made the economics unattractive at the present time. Future plans will likely involve divesting the project.

Priority's Annual General Meeting will be held at 2:00 p.m. Friday June 28th at Crown Isle in Courtenay, B.C.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

"Neil Swift"

NEIL SWIFT
President

Priority Ventures Ltd.
News Release
July 4, 2002
Release 02-21
TSX Venture Exchange : PVS

S. E .C. FILE NO. 82 – 873

Investor Relations Contract Concluded

Effective June 30th 2002 Priority's investor relations contractor, Corporate Communicators, will no longer represent the company.

We recognize the benefits of an active investor relations program and intend to fill the position as soon as possible. Several investor relations groups are being considered.

Priority is moving plans forward to begin the drilling of as many as ten coal bed gas wells on Vancouver Island by year end. The capital requirements for this drilling program will likely involve a combination of joint venture funds, equity and alliances with service companies. Additional details should be available later this month regarding project financing.

For more information contact Priority Ventures at 1-250-897-0484, nswift@priority-pvs.com or visit our web site www.priority-pvs.com

On behalf of the Board of Directors,

"Neil Swift"

NEIL SWIFT
President

"The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release."